SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________
SCHEDULE 13D

Under the Securities Exchange Act of 1934
1-800-FLOWERS.COM, INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
68243Q106
(CUSIP Number)
Gerard M. Gallagher, Esq.
1-800-FLOWERS.COM, Inc.
One Old Country Road
Carle Place, New York  11514
(516) 237-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].
NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68243Q106
(1)
NAME OF REPORTING PERSONS
Christopher G. McCann, individually and as a Trustee of the Erin McCann 2005 Trust, as a Trustee of the James F. McCann 2005 Trust, as a Trustee of the Matthew E. McCann 2005 Trust, as Trustee of The James F. McCann 2012 Family Trust – Portion I, as Trustee of The James F. McCann 2012 Family Trust – Portion II, as the general partner of The McCann Family Limited Partnership, as a Director and President of Public Flowers, Inc., the general partner of the 1999 McCann Family Limited Partnership, and as the Trustee of the Marylou McCann 1999 Trust u/a/d July 6,1999

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 3,992,384 (1)
Beneficially Owned	(8)	SHARED VOTING POWER 14,073,862 (2)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 3,436,000 (3)
Person With	(10)	SHARED DISPOSITIVE POWER 14,073,862 (2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,066,246 (1)(2)(4)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (5)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.9% (6)
(14)	TYPE OF REPORTING PERSON IN

(1)            This amount includes 1,375,000 shares of Class A Common Stock that may be acquired through the exercise of stock options and 850,640 shares of Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            This amount includes 5,875,000 shares of Class B Common Stock.
(3)            This amount includes all amounts included in 7 above except for 556,384 shares of Class A Common Stock which are unvested.
(4)            Christopher G. McCann disclaims beneficial ownership of 14,031,991 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(5)            Excludes 22,555,045 shares of Class A Common Stock held by other Reporting Persons and issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Person as to which Christopher G. McCann disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(6)            The percentage of beneficial ownership is based on (a) 38,333,867 shares of Class A Common Stock outstanding as of June 12, 2017, which number includes 1,730,288 unvested restricted shares, plus (b) the 8,100,640 shares of Class A Common Stock issuable upon exercise of the stock options and conversion of the Class B Common Stock included in 11 above.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS James F. McCann
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 22,552,822 (1)
Beneficially Owned	(8)	SHARED VOTING POWER 13,682,372 (2)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 22,429,864 (1)
Person With	(10)	SHARED DISPOSITIVE POWER 14,074,342 (3)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,627,164 (1)(3)(4)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (5)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.5% (6)
(14)	TYPE OF REPORTING PERSON IN

(1)            This amount includes 21,803,043 shares of Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            This amount includes 5,483,030 shares of Class B Common Stock.
(3)            This amount includes 5,875,000 shares of Class B Common Stock.
(4)            James F. McCann disclaims beneficial ownership of 14,031,991 shares of Class A Common Stock. This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(5)            Excludes 3,994,127 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Person, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which James F. McCann disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(6)            The percentage of beneficial ownership is based on (a) 38,333,867 shares of Class A Common Stock outstanding as of June 12, 2017, which number includes 1,730,288 unvested restricted shares, plus (b) the 27,678,043 shares of Class B Common Stock included in 11 above.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS Erin McCann 2005 Trust
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 2,265,197
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 2,265,197
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,197
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (1)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (2)
(14)	TYPE OF REPORTING PERSON OO

(1)            Excludes 38,356,094 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which the Erin McCann 2005 Trust disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(2)            The percentage of beneficial ownership is based on 38,333,867 shares of Class A Common Stock outstanding as of June 12, 2017, which number includes 1,730,288 unvested restricted shares.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS James McCann 2005 Trust
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 2,265,197
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 2,265,197
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,197
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (1)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (2)
(14)	TYPE OF REPORTING PERSON OO

(1)            Excludes 38,356,094 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which the James McCann 2005 Trust disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(2)            The percentage of beneficial ownership is based on 38,333,867 shares of Class A Common Stock outstanding as of June 12, 2017, which number includes 1,730,288 unvested restricted shares.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS Matthew McCann 2005 Trust
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 2,265,196
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 2,265,196
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,196
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (1)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (2)
(14)	TYPE OF REPORTING PERSON OO

(1)            Excludes 38,356,095 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which the Matthew McCann 2005 Trust disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(2)            The percentage of beneficial ownership is based on 38,333,867 shares of Class A Common Stock outstanding as of June 12, 2017, which number includes 1,730,288 unvested restricted shares.

[CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS The James F. McCann 2012 Family Trust – Portion I
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 492,368
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 492,368
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 492,368
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (1)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (2)
(14)	TYPE OF REPORTING PERSON OO

(1)            Excludes 40,128,923 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which The James F. McCann 2012 Family Trust – Portion I disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(2)            The percentage of beneficial ownership is based on 38,333,867 shares of Class A Common Stock outstanding as of June 12, 2017, which number includes 1,730,288 unvested restricted shares.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS The James F. McCann 2012 Family Trust – Portion II
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 869,033
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 869,033
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 869,033
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (1)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.27% (2)
(14)	TYPE OF REPORTING PERSON OO

(1)            Excludes 39,752,258 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which The James F. McCann 2012 Family Trust – Portion II disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(2)            The percentage of beneficial ownership is based on 38,333,867 shares of Class A Common Stock outstanding as of June 12, 2017, which number includes 1,730,288 unvested restricted shares.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS The McCann Family Limited Partnership
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 2,000,000 (1)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 2,000,000 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (2)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (3)
(14)	TYPE OF REPORTING PERSON PN

(1)            All shares are Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            Excludes 38,621,291 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which The McCann Family Limited Partnership disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(3)            The percentage of beneficial ownership is based on (a) 38,333,867 shares of Class A Common Stock outstanding as of June 12, 2017, which number includes 1,730,288 unvested restricted shares, plus (b) the 2,000,000 shares of Class B Common Stock reported in 11 above.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS The 1999 McCann Family Limited Partnership
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 3,875,000 (1)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 3,875,000 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (2)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% (3)
(14)	TYPE OF REPORTING PERSON PN

(1)            All shares are Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            Excludes 36,746,291 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which The 1999 McCann Family Limited Partnership disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(3)            The percentage of beneficial ownership is based on (a) 38,333,867 shares of Class A Common Stock outstanding as of June 12, 2017, which number includes 1,730,288 unvested restricted shares, plus (b) the 3,875,000 shares of Class B Common Stock reported in 11 above.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS Public Flowers, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 3,875,000 (1)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 3,875,000 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000 (1)(2)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (3)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% (4)
(14)	TYPE OF REPORTING PERSON CO

(1)            All shares are Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            Public Flowers, Inc. disclaims beneficial ownership of 3,875,000 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(3)            Excludes 36,746,291 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which Public Flowers, Inc. disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(4)            The percentage of beneficial ownership is based on (a) 38,333,867 shares of Class A Common Stock outstanding as of June 12, 2017, which number includes 1,730,288 unvested restricted shares, plus (b) the 3,875,000 shares of Class B Common Stock set forth in 11 above.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS The Marylou McCann 1999 Trust u/a/d July 6, 1999
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 3,875,000 (1)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 3,875,000 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000 (1)(2)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (3)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% (4)
(14)	TYPE OF REPORTING PERSON OO

(1)            All shares are Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            The Marylou McCann 1999 Trust u/a/d July 6, 1999 disclaims beneficial ownership of 3,875,000 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(3)            Excludes 36,746,291 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which The 1999 McCann Family Limited Partnership disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(4)            The percentage of beneficial ownership is based on (a) 38,333,867 shares of Class A Common Stock outstanding as of June 12, 2017, which number includes 1,730,288 unvested restricted shares, plus (b) the 3,750,000 shares of Class B Common Stock reported in 11 above.

CUSIP No. 68243Q106
(1)
NAME OF REPORTING PERSONS
Marylou McCann, individually and as a Trustee of the Erin McCann 2005 Trust, as a Trustee of the James F. McCann 2005 Trust, and as a Trustee of the Matthew E. McCann 2005 Trust

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 36,031,191 (1)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 36,300,203(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,423,161 (2)(3)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (4)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2% (5)
(14)	TYPE OF REPORTING PERSON IN

(1)            This amount includes 27,286,073 shares of Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            This amount includes 27,678,043 shares of Class B Common Stock.
(3)            Marylou McCann disclaims beneficial ownership of 36,422,681 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(4)            Excludes 4,198,130 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which Marylou McCann disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(5)            The percentage of beneficial ownership is based on (a) 38,333,867 shares of Class A Common Stock outstanding as of June 12, 2017, which number includes 1,730,288 unvested restricted shares, plus (b) the  27,678,043 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock included in 11 above.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS Erin Moore Lenehan, individually and as a Trustee of the Erin McCann 2005 Trust
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 13,640,021(1)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 14,031,991 (2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,031,991 (2) (3)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (4)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7% (5)
(14)	TYPE OF REPORTING PERSON IN

(1)            This amount includes 5,483,030 shares of Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            This amount includes 5,875,000 shares of Class B Common Stock.
(3)            Erin Moore Lenehan disclaims beneficial ownership of 14,031,991shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities
(4)            Excludes 26,589,300 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which Erin Moore Lenehan disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(5)            The percentage of beneficial ownership is based on (a) 38,333,867 shares of Class A Common Stock outstanding as of June 12, 2017, which number includes 1,730,288 unvested restricted shares, plus (b) the 5,875,000 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock included in 11 above.

CUSIP No. 68243Q106
(1)
NAME OF REPORTING PERSONS
James F. McCann, III, individually and as a Trustee of the James McCann 2005 Trust and as a Director of Public Flowers, Inc., the general partner of the 1999 McCann Family Limited Partnership

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 1,743
Beneficially Owned	(8)	SHARED VOTING POWER 13,640,021 (1)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 1,743
Person With	(10)	SHARED DISPOSITIVE POWER 14,031,991 (2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,033,734 (2)(3)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (4)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7% (5)
(14)	TYPE OF REPORTING PERSON IN

(1)            This amount includes 5,483,030 shares of Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            This amount includes 5,875,000 shares of Class B Common Stock.
(3)            James F. McCann, III, disclaims beneficial ownership of 14,031,991 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(4)            Excludes 26,587,557 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which James F. McCann, III disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(5)            The percentage of beneficial ownership is based on (a) 38,333,867 shares of Class A Common Stock outstanding as of June 12, 2017, which number includes 1,730,288 unvested restricted shares, plus (b) the 5,875,000 shares of Class B Common Stock included in 11 above.

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS Matthew E. McCann, individually and as a Trustee of the Matthew McCann 2005 Trust
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ x ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO – See Item 3 of Statement
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 13,640,021 (1)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 14,031,991 (2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,031,991 (2) (3)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x] (4)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7% (5)
(14)	TYPE OF REPORTING PERSON IN

(1)            This amount includes 5,483,030 shares of Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.
(2)            This amount includes 5,875,000 shares of Class B Common Stock.
(3)            Matthew E. McCann disclaims beneficial ownership of 14,031,991 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(4)            Excludes 26,589,300 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which Matthew E. McCann disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.
(5)            The percentage of beneficial ownership is based on, (a) 38,333,867 shares of Class A Common Stock outstanding as of June 12, 2017, which number includes 1,730,288 unvested restricted shares, plus (b) the 5,875,000 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock included in 11 above.

CONTINUATION PAGES TO SCHEDULE 13D
This Schedule 13D is being filed jointly by the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts and/or as a general partner or officer or director of a general partner of specified limited partnerships), trusts, limited partnerships and corporation listed in Item 2(a) below (the “Group Members”) who may be deemed to beneficially own shares of Class A Common Stock of 1-800-FLOWERS.COM, Inc. (the “Issuer”), par value $.01 per share (the “Class A Common Stock”), and/or shares of Class B Common Stock of the Issuer, par value $.01 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”), in each case as described herein.  Each share of Class B Common Stock (i) is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof and (ii) has ten votes per share on all matters subject to the vote of the stockholders.
Item 1	Security and Issuer.
Class A Common Stock, par value $.01 per share.
1-800-FLOWERS.COM, INC.
One Old Country Road
Carle Place, New York 11514
Item 2	Identity and Background.
(a)  The names of the Reporting Persons, all of whom are Group Members, are:  (i) Christopher G. McCann, (A) individually, (B) as a trustee of each of (1) the Erin McCann 2005 Trust (the “Erin McCann Trust”), (2) the James McCann 2005 Trust (the “James McCann Trust”), and (3) the Matthew McCann 2005 Trust (the “Matthew McCann Trust” and collectively with the Erin McCann Trust and the James McCann Trust, the “Children’s Trusts”), (C) as trustee of  each of (1) The James F. McCann 2012 Family Trust – Portion I (the “2012 Portion I Trust”) and (2) The James F. McCann 2012 Family Trust – Portion II (the “2012 Portion II Trust” and, together with the 2012 Portion I Trust , the “2012 Trusts”), (D) as sole general partner of The McCann Family Limited Partnership (the “1996 Family Partnership”), (E) as a Director and President of Public Flowers, Inc. (“Public”), which is the sole general partner of The 1999 McCann Family Limited Partnership (the “1999 Family Partnership” and, together with the 1996 Family Partnership, the “Family Partnerships”), and (F) as sole trustee of the Marylou McCann 1999 Trust u/a/d July 6, 1999 (the “Marylou McCann Trust”), which is the sole stockholder of Public; (ii) James F. McCann, individually; (iii) the Erin McCann Trust; (iv) the James McCann Trust; (v) the Matthew McCann Trust; (vi) the 2012 Portion I Trust, (vii) the 2012 Portion II Trust, (viii) The 1996 Family Partnership; (ix) the 1999 Family Partnership; (x) Public; (xi) the Marylou Trust; (xii) Marylou McCann, individually, and as a trustee of each of the Children’s Trusts; (xiii) Erin Moore Lenehan, individually and as a trustee of the Erin McCann Trust; (xiv) James F. McCann, III, (A) individually, (B) as a trustee of the James McCann Trust, and (C) as a Director of Public; and (xv) Matthew E. McCann, individually and as a trustee of the Matthew McCann Trust.  James F. McCann previously filed statements relating to his beneficial ownership of the Common Stock on Schedule 13G and each of Christopher G. McCann and the Children’s Trusts previously filed separate statements relating to their beneficial ownership of the Common Stock on Schedule 13D.  None of James F. McCann, Christopher G. McCann or the Children’s Trusts will continue to file separate statements.
(b)  The address of each Reporting Person other than the 2012 Trusts is One Old Country Road, Suite 500, Carle Place, NY 11514.The address of each of the 2012 Trusts is 500 Stanton Christiana Road, Newark, DE 19713
(c)  Christopher G. McCann is the Chief Executive Officer, President and a Director of the Issuer.  The Issuer is a gourmet food and floral gift retailer.  The principal business address of the Issuer is One Old Country Road, Carle Place, New York 11514.  Christopher G. McCann is a Trustee of each of the Children’s Trusts, the Trustee of each of  the 2012 Trusts, the sole General Partner of the 1996 Family Partnership, the President and a Director of Public, and the sole Trustee of the Marylou McCann Trust.

James F. McCann is the Executive Chairman of the Board of the Issuer.  Marylou McCann is James F. McCann’s wife and is not currently employed.  Marylou McCann is a Trustee of each of the Children’s Trusts.
Erin Moore Lenehan is not currently employed.  She is a Trustee of the Erin McCann Trust.  The Erin McCann Trust is an irrevocable trust created under the laws of the State of New York for the benefit of Erin Moore Lenehan under an agreement dated August 29, 2005.
James F. McCann, III is the Director, Strategic Development of the Issuer.  He is a Trustee of the James McCann Trust and a Director of Public.  The James McCann Trust is an irrevocable trust created under the laws of the State of New York for the benefit of James F. McCann, III under an agreement dated August 29, 2005.
Matthew E. McCann is a Vice President at N.A. Investcorp LLC, 280 Park Avenue, New York, New York 10017.  He is a Trustee of the Matthew McCann Trust.  The Matthew McCann Trust is an irrevocable trust created under the laws of the State of New York for the benefit of Matthew McCann under an agreement dated August 29, 2005.
The James F. McCann 2012 Family Trust – Portion I, is an irrevocable trust created under the laws of Delaware under an agreement dated February 15, 2012.
The James F. McCann 2012 Family Trust – Portion II, is an irrevocable trust created under the laws of Delaware under an agreement dated February 15, 2012.
The McCann Family Limited Partnership is a limited partnership formed under the laws of the State of Georgia.  Its principal business is investment.
The 1999 McCann Family Limited Partnership is a limited partnership formed under the laws of the State of Delaware.  Its principal business is investment.
Public Flowers, Inc. is a Delaware corporation.  Its principal business is to be the sole general partner of the 1999 McCann Family Limited Partnership.
The Marylou McCann 1999 Trust u/a/d July 6, 1999 is a trust created under the laws of the State of New York for the benefit of Marylou McCann and is the sole stockholder of Public Flowers, Inc.
(d)  No Group Member, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)  No Group Member, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)  All individual Group Members are citizens of the United States.  Group Members that are trusts, partnerships or a corporation are organized in the jurisdictions set forth in Item 2(c).

Item 3	Source and Amount of Funds or Other Consideration.
All of the shares of Class A Common Stock beneficially owned directly by Christopher G. McCann were acquired (i) in connection with investing capital in the Issuer prior to its initial public offering, (ii) in connection with the grant of restricted share awards and options pursuant to the Issuer’s employee benefit plans, (iii) in an open market purchase as custodian for his minor son and (iv) as a gift from his brother, the Chairman of the Board of the Issuer.  The source of any funds used by Christopher G. McCann for such shares was personal funds.  No part of the purchase price was borrowed for the purpose of acquiring such securities.  All of the shares of Common Stock that may be deemed beneficially owned by Christopher G. McCann which are owned by the Family Partnerships and The McCann Charitable Foundation, Inc. (the “Foundation”) of which he is a Director and the Treasurer, were acquired as a result of a gift or contribution prior to the Issuer’s initial public offering.
Christopher G. McCann has options granted to him pursuant to the Issuer’s employee benefit plan to purchase 2,000,000 shares of Class A Common Stock, 1,375,000 of which are currently exercisable and 625,000 of which will become exercisable over the period from October 26, 2017 through November 1, 2019.
Of the shares of Class A Common Stock owned directly by Christopher G. McCann, 556,384 shares are unvested, of which 485,929 are scheduled to vest over the period from October 26, 2017 through October 31, 2020, and, depending on the satisfaction of financial performance criteria during the Issuer’s 2017 fiscal year, up to an additional 70,455 shares are scheduled to vest during the period from November 7, 2017 through November 7, 2019.  Christopher G. McCann currently has the power to vote all of such shares of Class A Common Stock.  Christopher G. McCann does not have the right to dispose of unvested shares of Class A Common Stock.
All of the shares of Class A Common Stock beneficially owned directly by James F. McCann were acquired (i) in connection with investing capital in the Issuer prior to its initial public offering and (ii) in connection with the grant of restricted share awards and options pursuant to the Issuer’s employee benefit plans.  The source of any funds used by James F. McCann for such shares was personal funds.  No part of the purchase price was borrowed for the purpose of acquiring such securities.  All of the shares of Common Stock that may be deemed beneficially owned by James F. McCann which are owned by the Family Partnerships or the Foundation were acquired as a result of a gift or contribution prior to the Issuer’s initial public offering.
Of the shares of Class A Common Stock owned directly by James F. McCann, 122,958 shares are unvested, of which 49,094 are scheduled to vest during the period from October 31, 2017 through November 6, 2018 and, depending on the satisfaction of financial performance criteria during the Issuer’s 2017 fiscal year, up to an additional 73,864 shares are scheduled to vest during the period from November 7, 2017 through November 7, 2019.  James F. McCann currently has the power to vote all of such shares of Class A Common Stock.  James F. McCann does not have the right to dispose of unvested shares of Class A Common Stock.
The shares of Class A Common Stock held by the Children’s Trusts were transferred to the Children’s Trusts for no consideration upon termination of grantor retained annuity trusts established by James F. McCann for the benefit of himself and his children.
The shares of Class A Common Stock held by the 2012 Trusts were transferred to the 2012 Trusts for no consideration upon termination of a grantor retained annuity trust established by James F. McCann for the benefit of himself and his descendants.
All of the shares of Common Stock which are owned by the Family Partnerships were acquired as a result of a gift or contribution prior to the Issuer’s initial public offering.

All of the shares of Class A Common Stock beneficially owned directly by James F. McCann, III were acquired in connection with the grant of restricted share awards pursuant to the Issuer’s employee benefit plans.
Christopher G. McCann was appointed as President and a Director of Public effective as of July 10, 2017 and as sole Trustee of the Marylou McCann 1999 Trust effective as of February 2, 2017.  Erin Moore Lenehan was made a trustee of the Erin McCann Trust effective as of February 2, 2017.  James F. McCann, III was made a trustee of the James McCann Trust effective as of February 2, 2017 and a Director and Secretary and Treasurer of Public effective as of July 10, 2017.  Matthew McCann was made a trustee of the Matthew McCann Trust effective as of February 2, 2017.
Item 4	Purpose of the Transaction.
The information contained in Item 6 of this Schedule 13D is incorporated by reference.
The Reporting Persons acquired their shares of Class A and Class B Common Stock and options to purchase Class A Common Stock for investment purposes, as gifts and as/or part of their compensation as an officer and director of the Issuer.
(a)            Christopher G. McCann may continue to be granted Class A Common Stock awards as part of his compensation as Chief Executive Officer and President of the Issuer and also as a member of the Issuer’s Board of Directors.  James F. McCann may continue to be granted Class A Common Stock as part of his compensation as Chairman of the Board of the Issuer.  James F. McCann, III may continue to be granted Class A Common Stock as part of his compensation as an employee of the Issuer.  The Reporting Persons may acquire additional securities of the Issuer or dispose of additional securities of the Issuer at any time and from time to time in the open market or otherwise.
Except for transactions in their capacity as an officer or director of the Issuer, the Reporting Persons have no other present plans or proposals which relate to or would result in:
(b)            An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)            A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)            Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)            Any material change in the present capitalization or dividend policy of the Issuer;
(f)            Any other material change in the Issuer’s business or corporate structure;
(g)            Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)            Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)            A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.
The Reporting Persons reserve the right, based on all relevant factors and circumstances, to change their investment intent with respect to the Issuer and the shares of Class A Common Stock at any time in the future, and to change their intent with respect to any or all of the matters referred to in this Schedule 13D, including, but not limited to, any of the items enumerated in subparagraphs (a) – (j) of Item 4 of this Schedule 13D.
Item 5	Interest in Securities of Issuer.
(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 40,621,291 shares of Class A Common Stock representing 59.5% of the Class A Common Stock (based on 38,333,867 shares of Class A Common Stock outstanding as of June 12, 2017, which number includes 1,730,288  unvested restricted shares, plus 1,375,000 shares of Class A Common Stock issuable upon exercise of stock options exercisable within 60 days of the date of this filing and 28,528,683 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock).  Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of 40,621,291 shares of Class A Common Stock and to dispose of or direct the disposition of 39,941,949 shares of Class A Common Stock because of the terms of the Stockholders’ Agreement.  Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
The information in items 1 and 7 through 13 on the cover pages (pp. 2 through 17) of this Schedule 13D regarding the holdings of the Reporting Persons is hereby incorporated by reference.
(c)            Christopher G. McCann was appointed as President and a Director of Public effective as of July 10, 2017.  James F. McCann, III was made a Director and the Secretary and Treasurer of Public effective as of July 10, 2017.  The shares of Class A Common Stock held by the 2012 Trusts were transferred on June 12, 2017 to the 2012 Trusts for no consideration upon termination of a grantor retained annuity trust established by James F. McCann for the benefit of himself and his descendants.
(d)            Not applicable.
(e)            Not applicable
Item 6	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.
The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.
THE STOCKHOLDERS’ AGREEMENT
Each of the Group Members other than James F. McCann, Public, and the Marylou McCann Trust executed the McCann Family Stockholders Agreement dated as of July 18, 2017 (the “Stockholders’ Agreement”), which is filed as Exhibit 3 to this Schedule 13D.  The purpose of the Stockholders’ Agreement is to consolidate and unify the voting, management and control power represented by the shares of Common Stock owned by the Children’s Trusts, the 2012 Trusts, and the Family Partnerships (collectively with each person that acquires Common Stock and becomes a party to the Stockholders’ Agreement, the “Stockholders”) to ensure the continued control of the Issuer by the family of James F. McCann, the founder of the Issuer.

Voting.  Under the Stockholders Agreement, the Stockholders have agreed to vote as a group with respect to any matter on which any of the shares of Common Stock held by them are entitled to vote.  In the case of the 1996 Family Partnership, such agreement applies only to that percentage of the shares owned by the partnership that represents ownership interests other than the limited partnership interest of Christopher G. McCann.
Decisions on how the Stockholders will vote with respect to their shares of Common Stock will be made in accordance with the determination of the McCann Family Committee.  The McCann Family Committee consists of Marylou McCann, Christopher G. McCann and the three children of James F. McCann and Marylou McCann, Erin Moore Lenehan, James F. McCann, III, and Matthew E. McCann (collectively, the “Sibling Members”).  The McCann Family Committee generally acts by vote of a majority of the members, except in respect of a Change in Control.  Voting of shares of Common Stock is to be done by a proxy.  Christopher G. McCann is designated in the Stockholders’ Agreement as the initial proxy.
Change in Control.  The prior approval of at least 75% of the members of the McCann Family Committee is required for any transfer, assignment, pledge, encumbrance, conversion or other disposition, including, in the case of any individual Stockholder, in connection with the death of such Stockholder (a “Transfer”) that will result in a Change in Control.  “Change in Control” is defined as any transfer or other transaction that results in the McCann Family Group, collectively, ceasing to possess, directly or indirectly, at least 66.67% of the total voting power of the aggregate number of outstanding shares of Common Stock (including unvested restricted stock).  The “McCann Family Group” is defined, collectively, as James F. McCann, Christopher G. McCann, any spouse or descendant of either of them and any trust established by any of the foregoing, the McCann Family Limited Partnership and the 1999 McCann Family Limited Partnership.
Right of First Refusal.  Subject to the other transfer provisions, if a Stockholder proposes to sell any shares of Common Stock to a person other than a Permitted Transferee, the other Stockholders will have a right of first refusal to buy such shares at a price equal to fair market value or, if lower, at the price stated in the sale notice.  If the other Stockholders do not elect to purchase all such shares, the members of the McCann Family Committee shall have the right to purchase the remaining shares. A “Permitted Transferee” is defined as any Stockholder; any child or further descendant of, or sibling or spouse of, James F. McCann, or any descendant of any of the foregoing, provided such individual has agreed to become a party to the Stockholders’ Agreement with respect to any shares of Common Stock he or she may acquire; or any trust for the benefit of one or more Permitted Transferees provided the trustee(s) of such trust have agreed to become party to the Stockholders’ Agreement with respect to any shares of the Common Stock the trust may acquire.
Transfers for No Consideration.  The prior approval by a majority of the McCann Family Committee members is required for any gift or bequest by any Stockholder of shares of Class A Common Stock to anyone other than a Permitted Transferee and of shares of Class B Common Stock to anyone other than an Affiliate.  “Affiliate” with respect to any Stockholder is defined as an Affiliate of the Original Shareholder who or which initially held the shares being transferred with the meaning of Article IV.C.4(c)(i) of the Third Amended and Restated Certificate of Incorporation of the Issuer, as such provision may be amended from time to time).
The Stockholders’ Agreement also contains certain agreements among the parties related to the pledge of shares of Common Stock and other matters.
The foregoing summary of the Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders’ Agreement, which is incorporated herein by reference.

EMPLOYMENT AGREEMENTS
Each of Christopher G. McCann and James F. McCann and the Issuer are parties to Employment Agreements, made October 4, 2016 and effective as of July 4, 2016 (the “Employment Agreements”).  Pursuant to the Employment Agreements, Christopher G. McCann and James F. McCann are each eligible to participate in the Issuer’s long term incentive and share award plan or such other successor plan as the Issuer may make available to its executive employees.  All awards will be granted in the form of restricted shares of the Issuer’s Class A Common Stock or substantially similar restricted share units that are contingent on meeting performance goals established by the Compensation Committee of the Issuer’s Board of Directors.
Item 7	Material to Be Filed as Exhibits.
1.	Joint Filing Agreement, dated July 18, 2017.
2.	Powers of Attorney for each of:
Christopher G. McCann
James F. McCann
Marylou McCann
Erin Moore Lenehan
James F. McCann, III
Matthew E. McCann
Erin McCann 2005 Trust
James McCann 2005 Trust
Matthew McCann 2005 Trust
The James F. McCann 2012 Family Trust – Portion I
The James F. McCann 2012 Family Trust – Portion II
The McCann Family Limited Partnership
The 1999 McCann Family Limited Partnership
Public Flowers, Inc.
The Marylou McCann 1999 Trust u/a/d July 6, 1999
3.	McCann Family Stockholders’ Agreement dated as of July 18, 2017.
4.
Employment Agreement made October 4, 2016, effective as of July 4, 2016, between 1-800-FLOWERS.COM, Inc. and James F. McCann (incorporated by reference from current report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2016, Exhibit 10.1).

5.
Employment Agreement made October 4, 2016, effective as of July 4, 2016, between 1-800-Flowers.com, Inc. and Christopher G. McCann (incorporated by reference from current report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2016, Exhibit 10.2).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  July 18, 2017
/s/ Christopher G. McCann
Christopher G. McCann

/s/ James F. McCann
James F. McCann

ERIN McCANN 2005 TRUST

By:  /s/ Marylou McCann
Name:  Marylou McCann
Title:  Trustee and not in her individual capacity

By:  /s/ Christopher G. McCann
Name:  Christopher G. McCann
Title:  Trustee and not in his individual capacity

By:  /s/ Erin Lenehan
Name:  Erin Moore Lenehan
Title:  Trustee and not in her individual capacity

JAMES McCANN 2005 TRUST

By:  /s/ Marylou McCann
Name:  Marylou McCann
Title:  Trustee and not in her individual capacity

By:  /s/ Christopher G. McCann
Name:  Christopher G. McCann
Title:  Trustee and not in his individual capacity

By:  /s/ James McCann
Name:  James F. McCann, III
Title:  Trustee and not in his individual capacity

MATTHEW McCANN 2005 TRUST

By:  /s/ Marylou McCann
Name:  Marylou McCann
Title:  Trustee and not in her individual capacity

By:  /s/ Christopher G. McCann
Name:  Christopher G. McCann
Title:  Trustee and not in his individual capacity

By:  /s/ Matthew McCann
Name:  Matthew E. McCann
Title:  Trustee and not in his individual capacity

THE JAMES F. McCANN 2012 FAMILY TRUST – PORTION I

By:  /s/ Christopher G. McCann
Name:  Christopher G. McCann
Title:  Trustee and not in his individual capacity

THE JAMES F. McCANN 2012 FAMILY TRUST – PORTION II

By:  /s/ Christopher G. McCann
Name:  Christopher G. McCann
Title:  Trustee and not in his individual capacity

THE McCANN FAMILY LIMITED PARTNERSHIP

By:  /s/ Christopher G. McCann
CHRISTOPHER G. McCANN,
General Partner

THE 1999 McCANN FAMILY LIMITED PARTNERSHIP

By:  Public Flowers, Inc.,
its General Partner

By:  /s/ Christopher G. McCann
Name:  Christopher G. McCann
Title:  President

PUBLIC FLOWERS, INC.

By:  /s/ Christopher G. McCann
Name:  Christopher G. McCann
Title:  President

THE MARYLOU McCANN 1999 TRUST U/A/D July 6, 1999

By:  /s/ Christopher G. McCann
Name:  Christopher G. McCann
Title:  Trustee and not in his individual capacity

/s/ Marylou McCann
Marylou McCann

/s/ Erin Lenehan
Erin Moore Lenehan

/s/ James McCann
James F. McCann, III

/s/ Matthew McCann
Matthew E. McCann